UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 333-289108

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In Vitro Proof-of-Concept for BiTAC-ADC Technology Platform

On June 18, 2026, Veraxa Biotech AG (the “Company”) issued a press release announcing the generation of new in vitro proof-of-concept data validating its novel BiTAC-ADC technology platform and the Company's attendance at the BIO International Convention 2026 to discuss partnering opportunities.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated June 18, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: June 18, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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